Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Three Months Ended March 31,		Twelve Months Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Earnings (loss) before income taxes	$809.4	$669.3	$3,734.2	$776.3	$560.6	$780.0	$10.7
Add:
Share in income of fifty-percent-owned affiliates and distributed income of affiliated companies	12.6	(6.8)	13.9	9.6	32.5	(49.0)	(51.5)
Interest expense, net of capitalized interest	198.2	222.1	860.4	976.3	842.5	461.0	631.2
Capitalized interest amortized	—	—	—	—	2.2	5.7	11.5
1/3 of rental expense	100.8	82.1	335.5	348.8	298.2	213.8	186.8

Total Earnings	$1,121.0	$966.7	$4,944.0	$2,111.0	$1,736.0	$1,411.5	$788.7

Fixed charges:
Interest expense, net of capitalized interest	$198.2	$222.1	$860.4	$976.3	$842.5	$461.0	$631.2
1/3 of rental expense	100.8	82.1	335.5	348.8	298.2	213.8	186.8

Total fixed charges	$299.0	$304.2	$1,195.9	$1,325.1	$1,140.7	$674.8	$818.0
Preferred Stock dividend requirements	—	—	—	—	—	0.8	118.2

Total fixed charges and Preferred Stock dividend requirements	$299.0	$304.2	$1,195.9	$1,325.1	$1,140.7	$675.6	$936.2

Ratio of earnings to fixed charges	3.7x	3.2x	4.1x	1.6x	1.5x	2.1x	Note a

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	3.7x	3.2x	4.1x	1.6x	1.5x	2.1x	Note b

Note:

(a)
Earnings are inadequate to cover fixed charges. The dollar amount of the cover deficiency is $29.3 in 1998.

(b)
Earnings are inadequate to cover fixed charges. The dollar amount of the cover deficiency is $147.5 in 1998.